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                                   EXHIBIT 1
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                                                           FOR IMMEDIATE RELEASE



               KERR ANNOUNCES AMENDED AND RESTATED LOAN AGREEMENT


         LOS ANGELES, CALIFORNIA (January 10, 1996) -- Kerr Group, Inc. (NYSE:
KGM) announced today that it has entered into an amended and restated loan agreement with The First National Bank of Boston. The new terms amend the existing $6,500,000 facility and provide Kerr with an additional $3,500,000, which is to be used for working capital purposes. The additional $3,500,000 is secured by certain equipment. The entire loan matures on April 15, 1996 or earlier if Kerr is acquired.

         In connection with the new loan, Kerr obtained waivers of certain financial covenants from its other lenders through March 30, 1996, and amended certain terms of its note agreements relating to Kerr's 9.45% Series A Senior Notes in the principal amount of $41,000,000 and 8.99% Series B Senior Notes in the principal amount of $9,000,000. The amendments provide for a mandatory prepayment of the notes in the event Kerr is acquired.
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         As previously announced, the Company retained Lehman Brothers to review strategic alternatives to maximize shareholder value, including the sale of certain assets or all of the Company. This process is proceeding. No assurance can be given that any transaction will be proposed or, if proposed, that the terms of any such transaction will be acceptable to the Company or to its stockholders.

         Kerr, headquartered in Los Angeles, is a major producer of plastic packaging products and home canning supplies.


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                          Company Contact: D. Gordon Strickland
                          Senior Vice President, Finance and
                               Chief Financial Officer
                          (310) 284-2585